UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	Puerto Rico Residents Tax-Free Fund VI, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):	Banco Popular Center, Suite 1112, 209 Muñoz Rivera Avenue, San Juan, Puerto Rico 00918

Telephone Number (including area code):	(787) 751-5452

Name and Address of Agent for Service of Process:	Jose Gonzalez Puerto Rico Residents Tax-Free Fund VI, Inc. Banco Popular Center, Suite 1112, 209 Muñoz Rivera Avenue, San Juan, Puerto Rico 00918

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES  ☒

NO  ☐

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of San Juan, and Commonwealth of Puerto Rico, on the 21st day of May, 2021.

Signature:	Puerto Rico Residents Tax-Free Fund VI, Inc.

	By:	/s/ Javier Rubio
Javier Rubio,
Co-President

	By:	/s/ Leslie Highley, Jr.
Leslie Highley, Jr.,
Co-President

Attest:	/s/ Luis Aníbal Avilés
Luis Aníbal Avilés
Attorney-in-Fact